Mitsubishi Corporation
2-3-1 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

February 26, 2007
Our ref. No. PI 0112

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Notice Regarding Determination of Offering Price and Other Terms of Secondary Offering of Shares**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager,
Investor Relations Office

dlw 3/1

Translation of report filed with the Tokyo Stock Exchange on February 26, 2007

Notice Regarding Determination of Offering Price and Other Terms of Secondary Offering of Shares

Mitsubishi Corporation (the "Company") today announced that it has determined the offering price and other terms in connection with the secondary offering of its shares, which was resolved at its Board of Directors on February 16, 2007.

(1) Offering Price:	2,758 yen per share
(2) Aggregate Amount of the Offering Price:	71,073,660,000 yen
(3) Underwriting Price:	2,684.81 yen per share
(4) Aggregate Amount of Underwriting Price:	69,187,553,700 yen
(5) Offering Period:	From Tuesday, February 27, 2007 to Thursday, March 1, 2007
(6) Delivery date:	Wednesday, March 7, 2007

(Note)
The underwriters shall underwrite all the shares to be offered at the underwriting price and offer them at the offering price in a public offering in Japan.

[Reference]
Determination of Offering Price

(1) Offering Price Determination date:	Monday, February 26, 2007
Closing Price on the Tokyo Stock Exchange:	2,815 yen
(2) Applied Discount Rate:	2.02 %

This news release regarding the offering of the Company's shares has been prepared and distributed to the media for public announcement purposes only and is not intended as a solicitation or promotion of investment in the Company's shares. The Company requests that when making investments, investors read the Prospectus in Japanese which the Company has prepared regarding the offering and Corrections to the Prospectus (if any) and only then make investment decisions based on their own judgment.

The Shares to be sold will not be or have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement thereunder.

END